NEWS RELEASE

Klarna Delivers Strong Start to 2026 With $1Bn Revenue and $68M Adj. Operating Profit

2026-05-14

NEW YORK--(BUSINESS WIRE)-- Klarna, the global digital bank and flexible payments provider, today reported first quarter 2026 results. GMV reached $33.7 billion (+33% YoY), revenue $1.0 billion (+44% YoY), transaction margin dollars $389 million (+44% YoY), and adjusted operating profit $68 million, up from $3 million a year ago.

"Klarna addresses the entire consumer wallet: Pay Now for everyday spending and saving, Pay Later our charge card equivalent at 0% interest for mid-size ticket spending, and POS installments (Fair Financing) for big-ticket purchases. In Q1 we executed well across all the business, driving every line of our P&L and compounding growth across our global network. Growing network. Same three products. Deeper consumer engagement."

Sebastian Siemiatkowski, CEO & Co-Founder, Klarna

Q1 2026 Highlights

- GMV: $33.7 billion (+33% YoY); U.S. +39%, ex-U.S. +31%
- Revenue: $1.0 billion (+44% YoY)
- Transaction Margin Dollars: $389 million (+44% YoY)
- Adjusted operating profit: $68 million, up from $3 million a year ago
- Operating income: $17 million versus a loss of $(90) million in Q1 2025
- Net income: $1 million versus a net loss of $(99) million in Q1 2025
- Provisions for credit losses: 0.55% of GMV versus 0.54% in Q1 2025
- Active consumers: 119 million (+21% YoY)
- Merchants: 1 million+ (+49% YoY)

A network that compounds

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Klarna is now live with over a million merchants, up 49% year-over-year. Our default PSP partnerships with Stripe and Nexi are in place, and JPMorgan Payments and Worldpay will go live soon. Placing Klarna alongside card payments by default automatically expands our reach, driving volume across everyday, lifestyle, and big-ticket spending alike.

Klarna has announced new partnerships across eyewear (Quay), furniture (Article), gaming (Mindfactory), car parts (B-Parts), flights (Lufthansa, Qatar Airways), and hotels (Aven Hospitality). Offering Pay Now, Pay Later, and Fair Financing under a single contract across 26 markets is why Klarna wins with the world's leading merchants.

Consumers using Klarna more

Active consumers reached 119 million (+21% YoY), and the depth of those relationships is growing as consumers use more services over time. The cohort that first used Klarna in 2022 generated $12 in annual revenue per consumer in their first year; that same cohort stands at $52 today.

The Klarna Card has reached five million active users across 16 countries, taking Klarna into everyday spending beyond the online checkout. Consumers continue to choose predictable, transparent options for their big-ticket purchases, driving Fair Financing GMV growth of 138% year-over-year. In January, Klarna launched peer-to-peer payments across 13 European countries, further deepening the account product.

Discipline that scales

Revenue per employee reached nearly $1.4 million, four times the 2022 level, with Q1 revenue growth continuing to outpace operating expenses. That same discipline extends to credit, built over 20 years and $0.5 trillion underwritten, with short loan durations allowing Klarna to re-underwrite each transaction in real time. A $2 billion forward flow facility put in place in Q1 supports $17 billion of U.S. financing capacity, with ample runway to sustain Fair Financing's growth trajectory.

Outlook

Klarna is reiterating its full-year 2026 guidance, and has issued 2Q 2026 guidance today. For the second quarter, Klarna expects: GMV of $35.5bn to $36.5bn, Revenue of $960m to $1,000m, TMD of $375m to $395m and Adj Op Income of $30m to $50m.

NOTES

Non-IFRS Measures and Reconciliations

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Transaction margin dollars and adjusted operating income are non-IFRS measures used by our management to measure our ability to attain efficiency and scale. Transaction margin dollars is defined as total revenue less total transaction costs, consisting of processing and servicing, provision for credit losses and funding costs. Please refer to the accompanying earnings release for more information.

We do not attempt to provide reconciliations of forward-looking Transaction margin dollars or adjusted operating income to the comparable IFRS measure because the impact and timing of potential charges or gains excluded from the calculation of our Transaction margin dollars are inherently uncertain and difficult to predict and are unavailable without unreasonable efforts. In addition, we believe such reconciliations would imply a degree of precision and certainty that could be confusing to investors. Such items could have a material impact on our financial performance.

	As reported	
Amounts in USD millions	Q1'26	Q1'25
Operating profit (loss)	17	(89)
Technology and product development	129	115
Sales and marketing costs	105	90
Customer service and operations	55	51
General and administrative	81	94
Depreciation, amortization (excl. software) and impairments	2	10
Transaction margin dollars	389	271

Amounts in USD millions	Q1'26	Q1'25
Adjusted operating profit	68	3
- Depreciation, amortization and impairments	(24)	(26)
- Share based payments	(29)	(59)
- Restructuring and other	2	(8)
Operating profit (loss)	17	(89)

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of applicable securities laws. These statements include, but are not limited to, statements regarding our future financial performance, business strategy, growth objectives and market opportunities. Words such as "believe," "expect," "anticipate," "intend," "plan," "will," "may," "could," "estimate," and similar expressions identify forward-looking statements. These forward-looking statements are subject to risks, uncertainties, and assumptions that could cause actual results to differ materially from those expressed or implied. Forward-looking statements reflect our views as of the date of this release and are based on information currently available to us. We undertake no obligation to update any

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forward-looking statements, except as required by law. Actual results may di�er materially from those anticipated. Investors should not place undue reliance on these forward-looking statements and should review the risk factors in our �lings with the SEC for a more complete discussion of risks. About Klarna Klarna is a global digital bank and �exible payments provider. With over 119 million global active Klarna users and 3.4 million transactions per day, Klarna’s AI-powered payments and commerce network is empowering people to pay smarter with a mission to be available everywhere for everything. Consumers can pay with Klarna online, in- store and through Apple Pay & Google Pay. One million retailers trust Klarna’s innovative solutions to drive growth and loyalty, including Uber, H&M, Saks, Sephora, Macy’s, Ikea, Expedia Group, Nike and Airbnb. Klarna is listed on the New York Stock Exchange (NYSE: KLAR). For more information, visit Klarna.com. Category: Investor News press@klarna.com Source: Klarna Group plc 4